

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 13, 2007

<u>Via U.S. Mail and Fax (+351-21-355-5429)</u>
Mr. Zeinal Abedin Mahomed Bava
Chief Financial Officer
Portugal Telecom, SGPS, S.A.
AV. Fontes Pereira de Melo
40-8th Floor
1069-300
Lisbon Codex, Portugal

RE: **Portugal Telecom, SGPS, S.A.**
        Form 20-F for the fiscal year ended December 31, 2006
        Filed June 29, 2007
        File No. 001-13758

Dear Mr. Bava:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2006

Accrued post retirement liability, page 88
2(h). Pension benefits, page F-18
2(i). Post retirement health care benefits, page F-18

1. We note your reference to independent actuaries. It was our understanding that you were going to "eliminate all references to an independent actuary and expand [y]our disclosures in relation to the method and assumptions used to determine the valuation…" Please revise accordingly in future filings.

2(b). Changes in the consolidated Group, page F-14
3(d). Intangible assets, page F-16
32. Intangible assets, page F-70

2. We note that you determined the fair value of the shareholders' agreement intangible asset based on the difference between "the purchase price of PT's acquisition of a 34% stake in MTC's share capital and the payable price of a previous transaction with former shareholders of MTC." Please tell us in more detail how this fair value was determined.

3. Please tell us how your evaluated the factors in IAS 38 and SFAS 142 in determining that the useful life of the shareholders' agreement is indefinite. Also, tell us the terms of the agreement and how you considered any provision in the agreement that may limit the useful life.

Changes in Internal Control Over Financial Reporting, page 178

4. We note your disclosure that "[t]here were no material changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting." Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm to us supplementally that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

Company Financial Statements

24. Accounts Receivable, page F-59

5. Please refer to (ii). Tell us in detail the nature of the billing problems of Vivo and how you determined the adjustment of Euro 30 million. Also, tell us how you were able to conclude that your system of disclosure controls and procedures were effective.

30. Investments in group companies, page F-68

6. Please present the additional financial data for all periods required under Rule 4-08(g)(2) of Regulation S-X.

46. Subsequent events, page F-101

7. Please refer to the first paragraph. Tell us why the spin-off of PT Multimedia does not qualify as discontinued operations under paragraphs 6-12 of IFRS 5.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your response on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director